UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-67082

SAVINGS AND PROFIT SHARING PLAN AND TRUST

AGREEMENT OF ALFA MUTUAL INSURANCE COMPANY

(401(K) PLAN)

(Exact name of registrant as specified in its charter)

2108 East South Boulevard

P.O. Box 11000, Montgomery, Alabama 36191-0001

(334) 288-3900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan interests arising pursuant to the investment alternatives, including an investment alternative comprised of

Common Stock, Par Value $1.00 Per Share, of Alfa Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 28, 2008	By:	/s/ Stephen G. Rutledge
Stephen G. Rutledge Senior Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

EXPLANATORY NOTE

On April 15, 2008, Alfa Corporation (the “Company”) completed its merger (the “Merger”) with Alfa Delaware Merger Sub, Inc. (“Merger Sub”), pursuant to the Agreement and Plan of Merger, dated as of November 4, 2007, by and among the Company, Alfa Mutual Insurance Company (“AMI”), Alfa Mutual Fire Insurance Company (“AMF” and together with AMI, the “Mutual Group”) and Merger Sub. Pursuant to the terms of the Merger Agreement, as of November 4, 2007, the date that the merger agreement was signed, participants in the Savings and Profit Sharing Plan and Trust Agreement of Alfa Mutual Insurance Company (the “Plan”) were prohibited from making new elections to invest in Company common stock. As a result of the Merger, the Company is wholly owned by the Mutual Group, and all Company shares held under the Plan have been canceled and converted into the right to receive a cash payment. Participants continue to be eligible to participate in the Plan under the terms that existed prior to the effective time of the Merger; however, common stock of the Company no longer exists as an investment option under the Plan.

In light of the foregoing, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission (the “Commission”) to terminate the offering of unsold shares of common stock and related plan interests offered to employees under the Plan, and the Plan is filing this Form 15 with the Commission to deregister the plan interests which are deemed to be offered in connection with the former opportunity to invest in the Company’s common stock. Upon filing, the Plan’s obligation to prepare and file with the Commission an annual report on Form 11-K will be suspended pending the effectiveness of the Form 15.